UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Creative Technology Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Y1775U107

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. Y1775U107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sim Wong Hoo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ Not Applicable (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 23,270,652 (as of December 31, 2008)
6. Shared Voting Power -0-
7. Sole Dispositive Power 23,270,652 (as of December 31, 2008)
8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,270,652 (as of December 31, 2008)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 31.03%
12.	Type of Reporting Person (See Instructions) IN

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer

Creative Technology Ltd.

(b)	Address of Issuer’s Principal Executive Offices

31 International Business Park, Creative Resource, Singapore 609921

Item 2.

(c)	Name of Person Filing

Sim Wong Hoo

(d)	Address of Principal Business Office or, if none, Residence

31 International Business Park, Creative Resource, Singapore 609921

(e)	Citizenship

Singapore

(f)	Title of Class of Securities

Ordinary Shares

(g)	CUSIP Number

Y1775U107

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 23,270,652

(b)	Percent of class: 31.03%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote. 23,270,652

Page 3 of 5 pages

(ii)	Shared power to vote or to direct the vote. -0-

(iii)	Sole power to dispose or to direct the disposition of 23,270,652

(iv)	Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009
Date

/s/ Sim Wong Hoo
Signature Sim Wong Hoo
Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 5 of 5 pages